CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Buffered Performance Leveraged Upside Securities due 2013	$1,459,930	$169.50

June 2011 Pricing Supplement No. 823 Registration Statement No. 333-156423 Dated June 2, 2011 Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Buffered PLUS Based on the iShares® Dow Jones U.S. Real Estate Index Fund due February 4, 2013
Buffered Performance Leveraged Upside SecuritiesSM

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The Buffered PLUS offered hereby in the aggregate principal amount of $1,340,000 will constitute a further issuance of, and will be consolidated with, the $10,435,000 aggregate principal amount of Buffered PLUS Based on the iShares® Dow Jones U.S. Real Estate Index Fund due February 4, 2013 issued on February 4, 2011, which we refer to as the "original securities," and will form a single tranche with those original securities.  The Buffered PLUS offered hereby will have the same CUSIP and ISIN as the original securities and will trade interchangeably with the original securities.  Upon completion of the offering of the Buffered PLUS offered hereby, the total aggregate principal amount outstanding of the Buffered PLUS will be $11,775,000.

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We describe the Buffered PLUS in the original pricing supplement dated January 28, 2011, the prospectus supplement for PLUS dated December 22, 2009 and the prospectus dated December 23, 2008, each of which can be accessed via the hyperlinks at the bottom of this page.  Terms used but not defined herein have the meanings given to such terms in the pricing supplement.

•	Maximum Payment at Maturity: $1,825 per Buffered PLUS (182.50% of the stated principal amount)

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Buffer Amount: 10%.  Investors will lose some, or potentially a significant portion, of their initial investment if the closing price of the underlying shares declines on the valuation date by more than 10% from the initial share price of $57.28.

•	CUSIP / ISIN: 617482QZ0 / US617482QZ09

•	Stated Principal Amount: $1,000 per Buffered PLUS

•	Issue Price: 108.95%

•	The Buffered PLUS offered hereby priced on June 2, 2011 and are expected to settle on June 7, 2011.

•	Tax Considerations

Although the issuer believes that, under current law, the Buffered PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Buffered PLUS.  Please read the sections in the accompanying original pricing supplement entitled “Tax considerations” and “Risk Factors – The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.”

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Buffered PLUS	108.95%	0.10%	108.85%
Total	$1,459,930	$1,340	$1,458,590

(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. Incorporated, a fixed sales commission of 0.10% for each Buffered PLUS they sell.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying original pricing supplement.  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

The agent for this offering, MS & Co., is our wholly owned subsidiary.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying original pricing supplement.

The Buffered PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 8 of the accompanying original pricing supplement.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the pricing supplement describing the Buffered PLUS and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Pricing Supplement No. 673 dated January 28, 2011
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Buffered PLUS Based on the iShares® Dow Jones U.S. Real Estate Index Fund due February 4, 2013
Buffered Performance Leveraged Upside SecuritiesSM

•	Historical Information for the Underlying Shares

The following graph sets forth the daily closing prices of the underlying shares for the period from January 1, 2006 to June 2, 2011.  The closing price of the underlying shares on June 2, 2011 was $60.68 and the initial share price on the pricing date of the original securities on January 28, 2011 was $57.28.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.  The historical closing prices of the underlying shares should not be taken as an indication of future performance, and no assurance can be given as to the final share price on the valuation date.

•	Validity of the Buffered PLUS

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the Buffered PLUS offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture, and delivered against payment as contemplated herein, such Buffered PLUS will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the Buffered PLUS and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.

June 2011	Page 2